Filed by Rice Acquisition Corp. II pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Rice Acquisition Corp. II (File No. 001-40503)

The following is an article which was originally published by Bloomberg News on December 14, 2022, which contains quotes from Daniel Rice, a current director of Rice Acquisition Corp. II (“RONI”), regarding RONI’s proposed transaction with NET Power, LLC (“NET Power”).

Gas Mogul Daniel Rice to Invest in Clean-Energy Firm NET

(Bloomberg) -- Daniel Rice — a serial dealmaker and natural gas mogul — is set to take the reins of a clean-power technology company through a deal with a blank-check firm.

Rice Acquisition Corp. II, his special purpose acquisition company, agreed to merge with NET Power in a deal valuing the combined company at about $1.5 billion, including debt, according to a statement Wednesday confirming a Bloomberg News report.

NET Power, which has come up with a way to make power plants pollution free, is a game-changing company with enormous upside potential, Rice said in an interview. He believes in it so much that the Rice family is investing $100 million in the business through a private placement. He’s also taking over as chief executive officer.

That’s striking because he said it’s the largest-ever investment made by the Rice family, which built natural gas explorer Rice Energy from scratch. SPAC executives also rarely run the companies their SPACs buy and Rice reaped an enormous payout from his last deal in the space. He was also CEO of Rice Energy before selling it in 2017 to EQT Corp., which his brother runs.

“I have the good fortune to do what I want to do, whatever makes me happy,” Rice said in an interview. “I’ll be with the company as long as it takes to achieve the true potential here.”

Read more: Shale Mogul Daniel Rice, 41, to Reap $975 Million From BP Deal

That potential includes replacing the 2,000 or so natural gas and coal-fired power plants in the US with NET Power’s technology, he said. That would be good for the environment and enormously lucrative, he said, adding that NET Power could soar in value if it becomes the dominant player in what he pegs at a $150 billion market.

“That’s awfully ambitious. But that’s the potential,” he said. “We don’t have an energy source today that is low cost, reliable and clean. Everybody is looking for this energy trifecta. For us we’ve really found it.”

NET Power has developed a way to generate power without emitting any carbon dioxide, the main cause of global warming. It does this by burning natural gas with pure oxygen, which creates water as well as carbon dioxide that is used to power a turbine. The leftover carbon dioxide is either recycled back into the turbine or captured, stored and resold, according to its website.

Rice Acquisition rose 1.6% to $10.30 at 10:28 a.m. in New York trading Wednesday.

Cost Competitive

While burning fossil fuels with nearly pure oxygen, rather than air, presents an opportunity to simplify carbon dioxide capture in power plant applications, “the capital cost, energy consumption, and operational challenges of oxygen separation are a primary challenge” to make the process cost-competitive, according to a note from the Department of Energy’s National Energy Technology Laboratory.

NET Power has tested this process at its own, small power plant in Texas and is in the process of building out a “utility-scale” version in the Permian Basin. It owns the intellectual property for the process and intends to commercialize it as older power plants are replaced in the coming years for cleaner alternatives.

“I followed the NET Power story for a number of years and knew that when the technology is commercialized, it would play a meaningful role in decarbonization,” Akash Patel, chief financial officer of Net Power, said in an interview.

NET Power’s technology has also become more economic thanks to the Inflation Reduction Act of 2022, which increased tax credits for carbon dioxide sequestration, Rice said.

“The table is really set for this company to not just achieve rapid commercialization but really to become a cornerstone of any state or country’s net-zero plan,” Rice said.

In addition to the Rice family, existing investors Occidental Petroleum Corp., Constellation Energy Corp. and 8 Rivers Capital committed to a $235 million equity investment to support the transaction, which is expected to close in the second quarter of 2023, according to the statement.

--With assistance from Gerson Freitas Jr.

* * * * *

On December 14, 2022, Daniel Rice, a current director of RONI, published the following post on LinkedIn regarding RONI’s proposed transaction with NET Power, and Ron DeGregorio, the Chief Executive Officer of NET Power, responded to the post, also as follows.

I’m excited to share that my next chapter will be to lead NET Power in its mission to provide the world with the energy trifecta it’s desperately seeking – clean, reliable, and low-cost power.

Today we announced an agreement for NET Power and Rice Acquisition Company II to combine to accelerate the commercialization and deployment of NET Power’s technology, and I’m honored to serve as their CEO as we make NET Power a global leader in power generation. After close we’ll be listed on the NYSE as “NPWR”.

Why am I doing this? Everyone deserves clean, reliable and low-cost energy, but this “energy trifecta” doesn’t exist today. Coal and natural gas-fired power plants deliver reliable power at a low cost, but collectively emit nearly 14 billion tonnes of CO2 per year, accounting for almost one-third of global CO2 emissions. Replacing these plants with NET Power’s proven technology would eliminate nearly 100% of these emissions while delivering the same reliable and low-cost power people deserve. A win for the environment, and for the global economy.

I want to thank Ron DeGregorio for leading NET Power to this point. He built a top tier team that has proven the technology at a demonstration facility in La Porte, Texas, formed a partnership with Baker Hughes to design and manufacture key plant equipment including turboexpanders and announced plans for our first utility-scale project with Occidental in Texas.

It’s thrilling to be able to play a role in addressing one of the great challenges of our lifetime and this next step will properly capitalize the business and position NET Power and its technology to deliver the energy trifecta around the globe.

Last but certainly not least, achieving NET Power’s ambitious potential requires an equally ambitious team. We have an amazing core team that made this technology possible, and we’ll be adding to the team to make NET Power’s global commercialization a reality. Stay tuned for those opportunities.

#netpower #energytrifecta

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Important Information about the Business Combination and Where to Find It

This communication relates to a proposed business combination transaction (the “Business Combination”) involving NET Power and RONI. In connection with the Business Combination, RONI intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement and prospectus (the “Proxy Statement/Prospectus”). This communication is not a substitute for the Proxy Statement/Prospectus. The definitive Proxy Statement/Prospectus (if and when available) will be delivered to RONI’s shareholders. RONI may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF RONI AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RONI, NET POWER, THE BUSINESS COMBINATION AND RELATED MATTERS.

Investors and security holders of RONI may obtain free copies of the Proxy Statement/Prospectus, when available, and other documents that are filed or will be filed with the SEC by RONI through the website maintained by the SEC at www.sec.gov or at RONI’s website at www.ricespac.com/rac-ii.

Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the combined company and the proposed transaction between NET Power and RONI. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) conditions to the completion of the proposed business combination and PIPE investment, including shareholder approval of the business combination, may not be satisfied or the regulatory approvals required for the proposed business combination may not be obtained on the terms expected or on the anticipated schedule; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement between the parties or the termination of any PIPE investor’s subscription agreement; (iii) the effect of the announcement or pendency of the proposed business combination on NET Power’s business relationships, operating results, and business generally; (iv) risks that the proposed business combination disrupts NET Power’s current plans and operations; (v) risks related to diverting management’s attention from NET Power’s ongoing business operations; (vi) potential litigation that may be instituted against RONI or NET Power or their respective directors or officers related to the proposed transaction or the business combination agreement or in relation to NET Power’s business; (vii) the amount of the costs, fees, expenses and other charges related to the proposed business combination and PIPE investment; (viii) risks relating to the uncertainty of the projected financial information with respect to NET Power or the combined company; (ix) NET Power’s history of significant losses; (x) the combined company’s ability to manage future growth effectively; (xi) the combined company’s ability to utilize its net operating loss and tax credit carryforwards effectively; (xii) NET Power’s ability to continue as a going concern if the transactions contemplated herein are not completed; (xiii) the capital-intensive nature of NET Power’s business model, which may require the combined company to raise additional capital in the future; (xiv) barriers the combined company may face in its attempts to deploy and commercialize its technology; (xv) the complexity of the machinery NET Power relies on for its operations and development; (xvi) the combined company’s ability to establish and maintain supply relationships; (xvii) risks related to NET Power’s arrangements with third parties for the development, commercialization and deployment of technology associated with NET Power’s technology; (xviii) risks related to NET Power’s other strategic investors and partners; (xix) the combined company’s ability to successfully commercialize its operations; (xx) the availability and cost of raw materials; (xxi) the ability of NET Power’s supply base to scale to meet the combined company’s anticipated growth; (xxii) risks related to NET Power’s or the combined company’s ability to meet its projections; (xxiii) the combined company’s ability to expand internationally; (xxiv) the combined company’s ability to update the design, construction and operations of the NET Power technology; (xxv) the impact of potential delays in discovering manufacturing and construction issues; (xxvi) the possibility of damage to NET Power’s Texas facilities as a result of natural disasters; (xxvii) the ability of commercial plants using NET Power’s technology to efficiently provide net power output; (xxviii) the combined company’s ability to obtain and retain licenses; (xxix) the combined company’s ability to establish an initial commercial scale plant; (xxx) the combined company’s ability to license to large customers; (xxxi) the combined company’s or NET Power’s ability to accurately estimate future commercial demand; (xxxii) the combined company’s ability to adapt to the rapidly evolving and competitive natural and renewable power industry; (xxxiii) the combined company’s ability to comply with all applicable laws and regulations; (xxxiv) the impact of public perception of fossil fuel derived energy on the combined company’s business; (xxxv) any political or other disruptions in gas producing nations; (xxxvi) the combined company’s ability to protect its intellectual property and the intellectual property it licenses; (xxxvii) the ability to meet stock exchange listing standards following the consummation of the proposed business combination; (xxxviii) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations, including recent proposals by the SEC or as a condition to obtaining regulatory approval of the proposed business combination; (xxxix) the impact of the global COVID-19 pandemic on any of the foregoing risks; and (xl) such other factors as are set forth in RONI’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its subsequent quarterly reports on Form 10-Q, and in its other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and NET Power and RONI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither NET Power nor RONI gives any assurance that either NET Power or RONI, or the combined company, will achieve its expectations.

Participants in the Solicitation

RONI and NET Power and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RONI’s shareholders in connection with the transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between RONI and NET Power will be contained in the Proxy Statement/Prospectus, when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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